EXHIBIT 99.2
MONTHLY OPERATING REPORT

CHAPTER 11

Case Name: **Mississippi Chemical Corporation**

Case Numbers:	03-2984 WEE	03-2986 WEE	03-2988 WEE	03-2990 WEE	03-2992 WEE
	03-2985 WEE	03-2987 WEE	03-2989 WEE	03-2991 WEE	03-2993 WEE

For Period:　July 1, 2004　to　July 31, 2004

Mark One Box For Each Required Report/Document

This Report is Due 15 Days After the End of the Month.
The debtor must attach each of the following reports unless the United States Trustee has waived the requirements in writing. File original with Clerk of Court and duplicate with UST with an original signature.

Report/Document Attached	Previously	Waived	Required Reports / Documents
X			Comparative Balance Sheets (FORM 2-B)
X			Profit and Loss Statement (FORM 2-C)
X			Cash Receipts & Disbursements Statement (FORM 2-D)
X			Supporting Schedules (FORM 2-E)
X			Narrative (FORM 2-F)
		X	Copies of Bank Statement(s) and Reconciliations of Bank Balance to Book Balance for all Account(s)

I declare under penalty of perjury that the following Monthly Financial report and any attachments thereto, are true and correct to the best of my knowledge and belief.

Executed on:　September 29, 2004

Debtor(s):　Mississippi Chemical Corporation

By: _____
Keith Johnson

Position:　Director of Accounting and Investor Relations

Phone:　662.746.4131

FORM 2-A

MISSISSIPPI CHEMICAL CORPORATION
Combined Balance Sheets
Case Number: **03-2984WEE**

(Dollars in Thousands)	5/15/03	05/31/03	06/30/03	07/31/03	08/31/03	09/30/03	10/31/03	11/30/03	12/31/03	1/31/004	02/29/04	03/31/04	04/30/04	05/31/04
ASSETS														
Current assets:														
Cash and cash equivalents	$ 2,126	$ 2,441	$ 6,101	$ 22,115	$ 15,614	$ 10,769	$ 2,823	$ 7,976	$ 3,986	$ 10,255	$ 6,230	$ 5,133	$ 13,710	$ 29,136
Accounts receivable, net of allowance for doubtful accounts	39,909	41,587	56,404	34,785	42,548	35,868	43,866	44,324	48,532	44,625	75,559	51,856	42,573	34,593
Inventories:														
Finished products	39,612	44,783	29,121	32,294	20,802	20,388	24,000	16,634	11,226	26,329	27,893	19,699	16,629	10,385
Raw materials	5,958	6,660	6,415	5,582	6,761	6,502	5,508	5,678	5,920	6,719	7,249	8,219	5,252	5,814
Replacement Parts	31,991	31,195	30,750	30,957	30,773	30,568	31,190	26,776	26,647	26,638	28,539	25,371	25,200	25,176
Prepaid expenses and other current assets	7,801	9,199	5,039	11,573	10,894	11,791	11,997	8,866	17,379	16,608	13,797	13,233	13,681	12,544
Deferred income taxes	5,388	6,474	3,112	3,177	3,182	3,151	3,529	2,142	10,402	12,095	4,276	3,363	3,022	2,882
Current assets from discontinued operations								18,747	29,762	30,808	752	8,147	4,029	1,402
Total current assets	132,784	142,339	136,942	140,483	130,573	119,037	122,913	131,143	153,853	174,075	164,295	135,020	124,096	121,931
Investments in affiliates	110,706	111,126	111,441	112,872	114,408	111,995	111,352	111,502	118,082	122,383	123,897	126,007	127,789	129,818
Assets held for sale						35,299	35,378	(0)	1,958	1,958	1,958	4,198	4,198	4,198
Other assets	26,688	27,738	10,345	9,599	8,852	8,258	7,562	6,903	6,208	5,512	4,817	4,322	3,615	2,912
Property, plant and equipment, net of accumulated depreciation	297,836	295,644	289,362	288,215	285,623	215,265	214,027	212,703	209,561	208,368	207,233	173,803	172,431	171,102
Long-term assets from discontinued operations								44,886	-	-	-	1,882	1,882	1,882
	$ 568,014	$ 576,846	$ 548,090	$ 551,169	$ 539,455	$ 489,855	$ 491,232	$ 507,137	$ 489,662	$ 512,297	$ 502,200	$ 445,232	$ 434,011	$ 431,843
LIABILITIES AND SHAREHOLDERS' EQUITY														
Current liabilities:														
Debt due within one year		$ -	$ -	$ -	$ -	$ -	$ 2,500	$ -	$ 96,700	$ 106,909	$ 108,037	$ 106,913	$ 99,371	$ 100,055
Accounts payable	$ (0)	12,276	15,736	25,579	20,670	17,994	17,660	20,178	19,976	29,152	26,437	20,571	18,982	18,456
Accrued liabilities	614	1,780	4,633	4,826	6,868	6,900	6,604	12,995	9,790	11,090	11,098	11,647	11,051	12,335
Deferred income taxes	0	0	0	(0)	(0)	0	(0)	0	(0)	0	(29)	0	(0)	(0)
Current liabilities from discontinued operations								6,123	3,800	4,346	2,591	1,522	1,048	621
Total current liabilities	614	14,056	20,369	30,405	27,539	24,894	26,765	39,297	130,266	151,497	148,133	140,653	130,451	131,468
Liabilities subject to compromise:														
Secured	159,033	159,729	158,423	158,423	158,423	158,424	158,424	158,424	68,424	68,424	68,424	52,317	52,317	50,810
Priority	11,063	9,566	10,092	10,092	10,092	10,092	10,092	1,194	1,194	1,194	1,194	1,194	1,194	1,194
Unsecured	300,030	301,021	239,040	238,120	237,491	237,050	237,042	234,295	233,309	233,202	232,000	231,987	231,984	231,984
	470,126	470,316	407,555	406,636	406,007	405,567	405,559	393,913	302,927	302,821	301,619	285,498	285,494	283,988
Long-term debt								(0)	(0)	(0)	(0)	(0)	(0)	(0)
Other long-term liabilities and deferred credits	15,197	14,289	36,872	37,434	36,811	36,158	36,091	34,823	35,084	35,043	34,980	34,527	34,348	34,296
Deferred income taxes			26,518	24,151	21,342	6,074	6,059	18,820	29,365	29,340	21,326	21,143	21,142	21,142
Long-term liabilities from discontinued operations								2,440	-	-	-	-	-	-
Shareholders' equity:														
Common stock	280	280	280	280	280	280	280	280	280	280	280	280	280	280
Additional paid-in capital	306,063	306,063	306,063	306,063	306,063	306,063	306,063	306,063	306,063	306,063	306,063	306,063	306,063	306,063
Accumulated deficit	(196,012)	(200,050)	(209,046)	(213,175)	(217,953)	(248,461)	(248,439)	(247,519)	(273,576)	(268,875)	(266,806)	(301,359)	(302,827)	(304,714)
Accumulated other comprehensive income (loss)	221	367	(12,046)	(12,151)	(12,159)	(12,245)	(12,671)	(12,505)	(12,273)	(15,398)	(15,115)	(13,099)	(12,467)	(12,206)
Treasury stock, at cost	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)	(28,474)
Total Shareholders' equity	82,078	78,185	56,776	52,543	47,757	17,163	16,759	17,845	(7,981)	(6,404)	(4,053)	(36,589)	(37,425)	(39,051)
	$ 568,014	$ 576,846	$ 548,090	$ 551,169	$ 539,455	$ 489,855	$ 491,232	$ 507,137	$ 489,662	$ 512,297	$ 502,006	$ 445,232	$ 434,011	$ 431,843

MISSISSIPPI CHEMICAL CORPORATION
Combined Balance Sheets
Case Number: **03-2984WEE**

(Dollars in Thousands)	06/30/04	07/31/04
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,404	$ 11,489
Accounts receivable, net of allowance for doubtful accounts	27,925	43,452
Inventories:		
Finished products	10,664	7,165
Raw materials	115	78
Replacement Parts	20,718	20,605
Prepaid expenses and other current assets	10,390	12,915
Deferred income taxes	2,492	2,256
Current assets from discontinued operations	34,344	38,612
Total current assets	129,050	136,571
Investments in affiliates	133,036	136,007
Assets held for sale	4,198	4,198
Other assets	2,284	6,500
Property, plant and equipment, net of accumulated depreciation	119,026	118,135
Long-term assets from discontinued operations	0	1,882
	$ 387,594	$ 403,293
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Debt due within one year	$ 100,723	$ 160,710
Accounts payable	16,361	17,910
Accrued liabilities	10,281	5,365
Deferred income taxes	0	15
Current liabilities from discontinued operations	14,347	16,662
Total current liabilities	141,711	200,661
Liabilities subject to compromise:		
Secured	50,810	-
Priority	1,194	1,194
Unsecured	230,705	230,705
	282,709	231,899
Long-term debt	(0)	(0)
Other long-term liabilities and deferred credits	26,369	26,248
Deferred income taxes	15,789	20,040
Long-term liabilities from discontinued operations	-	-
Shareholders' equity:		
Common stock	280	280
Additional paid-in capital	306,063	306,063
Accumulated deficit	(346,041)	(343,082)
Accumulated other comprehensive income (loss)	(10,811)	(10,341)
Treasury stock, at cost	(28,474)	(28,474)
Total Shareholders' equity	(78,983)	(75,555)
	$ 387,594	$ 403,293

MISSISSIPPI CHEMICAL CORPORATION
Combined Profit & Loss Statements
Case Number: **03-2984WEE**

(Dollars in Thousands)	Fiscal Year To Date 5/15/2003	05/31/03	06/30/03	07/31/03	08/31/03	09/30/03	10/31/03	11/30/03	12/31/03	01/31/04	02/29/04	03/31/04	04/30/04	05/31/04
Revenues:														
Net sales	$ 379,708	$ 18,651	$ 45,987	$ 28,258	$ 37,016	$ 33,759	$ 41,209	$ 22,719	$ 47,178	$ 38,061	$ 50,143	$ 18,760	$ 36,646	$ 31,941
Other revenue	1,331	184	508	434	355	366	381	350	387	393	359	350	390	414
	381,039	18,834	46,494	28,692	37,371	34,126	41,590	23,069	47,565	38,454	50,501	19,109	37,036	32,356
Operating expenses:														
Cost of products sold	368,401	20,813	43,102	27,856	36,771	36,333	35,286	18,062	34,954	29,636	43,931	14,104	32,113	29,634
Selling, general and administrative	28,082	1,828	1,815	2,619	2,058	2,189	2,090	(190)	1,971	1,967	1,525	2,378	2,063	1,718
Impairment of long-lived assets	70,889	-	4,229	-	-	-	-	-	-	-	-	-	-	(0)
Idle plant cost	14,107	358	2,629	3,228	3,400	4,216	1,085	(3,554)	96	0	0	(2,717)	589	305
	481,480	23,000	51,774	33,702	42,228	42,739	38,462	14,318	37,021	31,602	45,456	13,765	34,765	31,657
Operating income	(100,441)	(4,166)	(5,279)	(5,010)	(4,858)	(8,613)	3,128	8,751	10,544	6,852	5,045	5,344	2,271	699
Other expense (income):														
Interest, net	26,475	1,741	918	1,897	1,737	1,711	1,840	1,597	1,559	2,178	2,745	3,289	2,596	2,650
Other	(5,023)	191	(232)	(245)	(271)	(138)	(133)	(204)	(113)	(317)	(219)	(65)	84	(1,263)
(Loss) income before reorganization expenses and income taxes	(121,893)	(6,097)	(5,965)	(6,662)	(6,324)	(10,186)	1,422	7,357	9,098	4,990	2,520	2,121	(408)	(687)
Reorganization items:														
Legal & professional fees	2,794	-	821	(307)	1,056	1,199	764	1,525	1,489	1,028	1,094	863	254	633
Financing fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Severance and employee retention							768	72	228	49	90	1,912	103	212
Bankruptcy trustee fees	-	-	-	57	12	79	(3)	(20)	62	(15)	(10)	54	-	-
Settlements with customers and vendors									-					
Impairment of long-lived assets						34,197		(34,197)	(175)	-	-	21,251	-	-
Rejected executory contracts									-			-	-	-
Other	-	-	-	-	-	-	-	19	3,793	(23)	(113)	(555)	61	81
	2,794	-	821	(250)	1,068	35,475	1,530	(32,601)	5,417	1,060	1,082	23,544	417	927
(Loss) income from continuing operations and before income taxes	(124,687)	(6,097)	(6,786)	(6,412)	(7,392)	(45,660)	(108)	39,959	3,681	3,931	1,437	(21,423)	(826)	(1,614)
Income tax (benefit) expense	(31,908)	(2,059)	2,210	(2,283)	(2,614)	(15,152)	(131)	16,830	18,835	(35)	(530)	8,518	259	72
Net (loss) income from continuing operations	(92,779)	(4,038)	(8,996)	(4,129)	(4,778)	(30,508)	23	23,130	(15,155)	3,966	1,968	(29,942)	(1,084)	(1,686)
Discontinued operations:														
(Loss) income from discontinued operations								(22,880)	825	736	725	(4,611)	(385)	(218)
(Loss) on disposal of discontinued operations									(11,728)	-	(624)	-	-	17
	-	-	-	-	-	-	-	(22,880)	(10,903)	736	101	(4,611)	(385)	(201)
Net (loss) income	$ (92,779)	$ (4,038)	$ (8,996)	$ (4,129)	$ (4,778)	$ (30,508)	$ 23	$ 250	$ (26,057)	$ 4,701	$ 2,069	$ (34,552)	$ (1,469)	$ (1,887)

MISSISSIPPI CHEMICAL CORPORATION
Combined Profit & Loss Statements
Case Number: **03-2984WEE**

(Dollars in Thousands)	06/30/04	07/31/04
Revenues:		
Net sales	$ 22,616	$ 32,197
Other revenue	392	350
	23,008	32,547
Operating expenses:		
Cost of products sold	19,983	28,753
Selling, general and administrative	1,678	899
Impairment of long-lived assets	0	-
Idle plant cost	59	232
	21,720	29,884
Operating income	1,288	2,663
Other expense (income):		
Interest, net	(3,244)	2,544
Other	(391)	(233)
(Loss) income before reorganization expenses and income taxes	4,922	352
Reorganization items:		
Legal & professional fees	2,399	(837)
Financing fees	4,643	-
Severance and employee retention	636	88
Bankruptcy trustee fees	75	1
Settlements with customers and vendors	-	-
Impairment of long-lived assets	0	-
Rejected executory contracts	-	-
Other	(7)	93
	7,746	(655)
(Loss) income from continuing operations and before income taxes	(2,824)	1,007
Income tax (benefit) expense	11,195	(311)
Net (loss) income from continuing operations	(14,018)	1,318
Discontinued operations:		
(Loss) income from discontinued operations	(26,989)	558
(Loss) on disposal of discontinued operations	(320)	-
	(27,308)	558
Net (loss) income	$ (41,327)	$ 1,876

MISSISSIPPI CHEMICAL CORPORATION
Cash Receipts & Cash Disbursements Statement
Case Number: **03-2984WEE**

(Dollars in Thousands)

Week Ending	05/31/03	06/30/03	07/31/03	08/31/03	09/30/03	10/31/03	11/30/03	12/31/03	01/31/04	02/29/04	03/31/04	04/30/04	05/31/04
Beginning Cash Balance	$ 2,126	$ 2,441	$ 6,101	$ 22,115	$ 15,614	$ 10,769	$ 2,823	$ 7,976	$ 3,986	$ 10,255	$ 6,230	$ 5,133	$ 13,710
Operating Receipts													
Deposits	17,576	37,356	51,814	31,734	48,938	39,347	51,478	56,933	52,567	59,699	56,220	54,031	55,162
Intercompany Transfers	28,352	41,478	45,360	41,294	95,295	84,088	61,429	85,378	63,964	65,866	78,305	55,438	50,024
Total Cash Receipts	45,928	78,834	97,175	73,028	144,233	123,434	112,908	142,310	116,532	125,565	134,524	109,469	105,186
Operating Disbursements:													
Raw Material Purchases	3,719	7,975	12,210	13,942	22,329	14,616	13,202	13,468	5,765	14,072	19,799	15,417	19,938
Natural Gas	9,322	9,867	8,904	5,764	11,100	14,374	14,120	22,886	30,087	26,735	19,672	7,311	7,597
Payroll & Benefits	2,409	4,888	3,829	3,915	3,745	5,790	4,660	4,880	4,719	4,783	4,123	3,591	2,822
Utilities			1,211	1,583	2,520	2,000	1,016	1,918	1,643	1,609	1,146	727	692
Interest		2,412	1,044	-	2,227	1,042	-	2,271	1,344	1,158	2,085	886	1,512
Delivery & Storage		2,988	2,960	3,098	2,139	3,351	3,382	3,733	4,155	3,971	3,276	2,304	2,870
Operating &Maintenance Materials			1,811	1,121	1,992	1,622	1,750	2,801	2,444	3,160	1,134	1,213	508
Taxes, Licenses, Duties, etc.	809	3,094	1,423	2,065	1,965	2,237	1,660	3,073	4,287	2,148	2,128	1,580	1,203
Reorganization	698	-	373	583	1,252	1,682	472	8,703	720	662	587	864	327
Capital Expenditures		527	970	727	1,094	686	351	1,084	555	363	1,176	1,042	282
Chemicals			835	801	859	563	1,793	883	660	1,449	731	421	311
Insurance			197	3,580	629	1,055	662	662	920	643	13	330	-
Trustee Fees			57	12	1	76	-	-	88	-	-	84	-
Intercompany Payments	28,352	41,478	45,360	41,294	95,295	84,088	61,429	85,378	63,964	65,866	78,305	55,438	50,024
Other	837	2,553	998	802	1,446	1,293	1,076	1,270	1,707	1,617	7,235	1,673	1,171
Total Operating Disbursements	46,146	75,782	82,182	79,287	148,593	134,475	105,572	153,010	123,056	128,234	141,409	92,882	89,256
Net Cash Flows from Operations	(218)	3,052	14,993	(6,260)	(4,360)	(11,041)	7,335	(10,699)	(6,525)	(2,669)	(6,884)	16,586	15,931
Negative Cash Balance Reclassified to Payables	532	608	1,021	(241)	(485)	595	317	10	3,293	(1,856)	(2,413)	191	(505)
Net DIP Advances (Payments)	-	-	-	-	-	2,500	(2,500)	96,700	9,500	500	8,200	(8,200)	-
Ending Cash Balances	$ 2,441	$ 6,101	$ 22,115	$ 15,614	$ 10,769	$ 2,823	$ 7,976	$ 3,986	$ 10,255	$ 6,230	$ 5,133	$ 13,710	$ 29,136
Loan Balances													
DIP Balance, Beginning	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,500	$ -	$ 96,700	$ 106,909	$ 108,037	$ 106,913	$ 99,371
Net DIP Advances (Payments)	-	-	-	-	-	2,500	(2,500)	96,700	9,500	500	(1,800)	(8,200)	-
DIP Balance, Ending	-	-	-	-	-	2,500	-	96,700	106,200	107,409	106,237	98,713	99,371
Accrued Interest	-	-	-	-	-	-	-	-	709	628	676	658	685
Total DIP Balances	$ -	$ -	$ -	$ -	$ -	$ 2,500	$ -	$ 96,700	$ 106,909	$ 108,037	$ 106,913	$ 99,371	$ 100,055
Trustee Fees *(Dollars)*:													
Beginning Balance	$ -	$ 56,500	$ 68,750	$ 72,500	$ 76,250	$ 77,500	$ 81,000	$ 82,250	$ 87,500	$ 76,500	$ 84,250	$ 84,250	$ 66,250
Estimated	56,500	12,250	60,250	16,000	1,750	79,500	1,250	5,250	76,500	7,750	-	66,250	4,500
Payment			(56,500)	(12,250)	(500)	(76,000)	-	-	(87,500)	-	-	(84,250)	-
Ending Balance	$ 56,500	$ 68,750	$ 72,500	$ 76,250	$ 77,500	$ 81,000	$ 82,250	$ 87,500	$ 76,500	$ 84,250	$ 84,250	$ 66,250	$ 70,750

MISSISSIPPI CHEMICAL CORPORATION
Cash Receipts & Cash Disbursements Statemen
Case Number: **03-2984WEE**
(Dollars in Thousands)

Week Ending	06/30/04	07/31/04
Beginning Cash Balance	$ 29,136	$ 22,404
Operating Receipts		
Deposits	38,559	34,316
Intercompany Transfers	51,393	54,696
Total Cash Receipts	89,952	89,012
Operating Disbursements:		
Raw Material Purchases	9,829	11,500
Natural Gas	20,992	19,730
Payroll & Benefits	3,243	2,535
Utilities	958	497
Interest	1,841	-
Delivery & Storage	2,500	2,843
Operating &Maintenance Materials	573	803
Taxes, Licenses, Duties, etc.	1,172	1,068
Reorganization	376	3,700
Capital Expenditures	644	824
Chemicals	535	559
Insurance	1,240	395
Trustee Fees	-	62
Intercompany Payments	51,393	54,696
Other	1,423	1,565
Total Operating Disbursements	96,717	100,775
Net Cash Flows from Operations	(6,766)	(11,763)
Negative Cash Balance Reclassified to Payables	34	848
Net DIP Advances (Payments)	-	-
Ending Cash Balances	$ 22,404	$ 11,489
Loan Balances		
DIP Balance, Beginning	$ 100,055	$ 100,723
Net DIP Advances (Payments)	-	59,277
DIP Balance, Ending	100,055	160,000
Accrued Interest	667	710
Total DIP Balances	$ 100,723	$ 160,709
Trustee Fees *(Dollars)*:		
Beginning Balance	$ 70,750	$ 74,750
Estimated	4,000	48,750
Payment	-	(62,000)
Ending Balance	$ 74,750	$ 61,500

MISSISSIPPI CHEMICAL CORPORATION
Supporting Schedule-Cash Receipts & Cash Disbursements Statement
Case Number: **03-2984WEE**
For the Period: July 1, 2004 to July 31, 2004

Case Numbers==>		03-2984	03-2985	03-2986	03-2987	03-2988	03-2989	03-2990	03-2991	03-2992	03-2993
(Dollars in Thousands)	Total	Mississippi Chemical Corporation	Mississippi Nitrogen, Inc.	MissChem Nitrogen, LLC	Mississippi Chemical Company, LP	Mississippi Chemical Management Company	Mississippi Phosphates Corporation	Mississippi Potash, Inc.	Eddy Potash, Inc.	Triad Nitrogen, LLC	Melamine Chemicals, Inc.
Beginning Cash Balance	$ 22,404	$ 22,389	$ 0	$ 1	$ (0)	$ (0)	$ 8	$ 1	$ 0	$ 5	$ 0
Operating Receipts											
Deposits	34,316	-		7,160	19,215		7,667			164	110
Intercompany Deposits	54,696	22,956	7,852	10,280		24	3,476			10,108	-
Total Cash Receipts	89,012	22,956	7,852	17,440	19,215	24	11,144	-	-	10,272	110
Operating Disbursements:											
Raw Material Purchases	11,500	41	7,305		-		3,725			429	
Natural Gas	19,730	-		11,026			72			8,632	
Payroll & Benefits	2,535	2,427		19			46			43	
Utilities	497	62		152		0	5			278	-
Interest	-	-									
Delivery & Storage	2,843		498	751	828	19	157			590	-
Operating & Maintenance Materials	803	7		201	-	-	472			119	3
Taxes, Licenses, Duties, etc.	1,068	1,004	0	18	0	-	44			3	-
Reorganization	3,700	3,698		2							
Capital Expenditures	824	4		1			531			287	
Chemicals	559	-		219		-	317			24	-
Insurance	395	395									
Trustee Fees	62	10	10		10	4	10	-	0	8	10
Intercompany Payments	54,696	26,824		4,341	18,043		5,278			121	90
Other	1,565	500	12	234	51	2	535			226	6
Total Operating Disbursements	100,775	34,970	7,825	16,964	18,931	25	11,192	-	0	10,759	110
Net Cash Flows from Operations	(11,763)	(12,013)	26	476	284	(1)	(48)	-	(0)	(487)	(0)
Negative Cash Balance Reclassified to Payables	848	10	-	420	(144)	(3)	51	-	-	514	-
Net DIP Advances (Payments)	-	-									
Ending Cash Balances	$ 11,489	$ 10,385	$ 26	$ 898	$ 140	$ (4)	$ 11	$ 1	$ (0)	$ 32	$ (0)
Loan Balances											
DIP Balance, Beginning	$ 100,723	$ 100,723	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net DIP Advances (Payments)	59,277	59,277	-			-	-	-		-	-	-
DIP Balance, Ending	160,000	160,000	-	-	-	-	-	-	-	-	-
Accrued Interest	710	710	-	-	-	-	-	-	-	-	-
Total DIP Balances	$ 160,710	$ 160,710	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Cumulative Disbursements-Quarter 3, 2004	$ 100,775	$ 34,970	$ 7,825	$ 16,964	$ 18,931	$ 25	$ 11,192	$ -	$ 0	$ 10,759	$ 110
Trustee Fees (Dollars):											
Beginning Balance	$ 74,750	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 3,750	$ 10,000	$ 750	$ 250	$ 10,000	10,000
Estimated	48,750	10,000	10,000	-	10,000	500	10,000	(500)	250	8,000	500
Payment	(62,000)	(10,000)	(10,000)	-	(10,000)	(3,750)	(10,000)	-	(250)	(8,000)	(10,000)
Ending Balance	$ 61,500	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 500	$ 10,000	$ 250	$ 250	$ 10,000	$ 500

MISSISSIPPI CHEMICAL CORPORATION

Supporting Schedules-Accounts Payable and Accounts Receivable Summary
For the Period: July 1, 2004 to July 31, 2004
Case Number: **03-2984WEE**

(Dollars in Thousands)	Total		0 - 30	31-60	61-90	Over 90
Accounts Payable Aging:						
Taxes --						
FIT	$	75	$ 75			
FICA		49	49			
FUTA		(0)	(0)			
SIT		59	59			
SUTA		(2)	(2)			
Other		1,827	1,827			
A/P Trade		5,861	5,861			
A/P Received not paid		5,559	5,559			
A/P Consignment parts		(0)	(0)			
A/P Freight		966	966			
A/P Contract retention		401	401			
A/P Competitive discounts		(299)	(299)			
A/P Medical claims - IBNR		316	316			
A/P Other		5,507	5,507			
Employee benefits & withholdings		2,717	2,717			
Accrued taxes - Federal & State		824	824			
Accrued interest		(585)	(585)			
Closure cost - Current		-	0			
	$	23,275	$ 23,275	$ -	$ -	$ -
Accounts Receivable Aging:						
A/R Trade	$	39,399	31,111	8,037	69	182
A/R Miscellaneous Billings		567	437	17	66	46
A/R Other		3,487	3,487			
A/R Affiliates		(0)	(0)			
Notes Receivable-Employees		0	0			
	$	43,452	$ 35,035	$ 8,055	$ 134	$ 228

MISSISSIPPI CHEMICAL CORPORATION

Supporting Schedules-Insurance Coverage Summary
For the Period: July 1, 2004 to July 31, 2004
Case Number: **03-2984WEE**

Type	Carrier/Agent	Coverage ($)	Date of Expiration	Premium Paid
Insurance Schedule:				
Excess Workers' Compensation	National Union/Alembic Captive Arthur J. Gallagher & Co.	Statutory $ 1,000,000	07/01/05	Yes
Workers' Compensation	National Union/Alembic Captive Arthur J. Gallagher & Co.	Statutory $ 1,000,000	07/01/05	Yes
General Liability	National Union/Alembic Captive Arthur J. Gallagher & Co.	$ 2,000,000	07/01/05	Yes
Automobile Liability	National Union/Alembic Captive Arthur J. Gallagher & Co.	$ 2,000,000	07/01/05	Yes
Pollution Legal Liability	American International SLIC Arthur J. Gallagher & Co.	$ 2,000,000	07/01/05	Yes
Maritime Liability	American Home Assurance Company Arthur J. Gallagher & Co.	$ 2,000,000	07/01/05	Yes
Foreign Casualty Package	ACE Arthur J. Gallagher & Co.	$ 1,000,000	07/01/05	Yes
Directors & Officers Liability	Federal Insurance Company Marsh, Chicago	$ 7,500,000	07/15/05	Yes
Excess Directors & Officers Liability	Federal Insurance Company Marsh, Chicago	$ 7,500,000	07/15/05	Yes
Fiduciary Liability	Federal Insurance Company Marsh, Chicago	$ 5,000,000	07/15/05	Yes
Excess Liability (1st Layer)	National Union Fire insurance Company Arthur J. Gallagher & Co.	$ 25,000,000	07/01/05	Yes
Excess Liability (2nd Layer)	ACE Arthur J. Gallagher & Co.	$ 25,000,000	07/01/05	Yes
Excess Liability (3rd Layer)	AWAC Arthur J. Gallagher & Co. and R.K. Harrison (Bermuda)	$ 50,000,000	07/01/05	Yes
Property/Time Element Insurance	Lloyd's of London and others Arthur J. Gallagher & Co., R. K. Harrison (London & Bermuda) and Creative Risk Solutions	$ 250,000,000	07/01/05	Yes
Transit Insurance	St. Paul Fire & Marine Insurance Company Marsh, Chicago	$ 9,000,000	07/01/05	Yes
Crime Insurance	Federal Insurance Company Marsh, Chicago	$ 5,000,000	07/15/05	Yes
Special Crime Insurance	Federal Insurance Company Marsh, Chicago	$ 10,000,000	07/15/05	Yes
Political Risk	Lloyd's of London and others Arthur J. Gallagher & Co.	$ 177,778,190	07/01/05	Yes

MISSISSIPPI CHEMICAL CORPORATION
Supporting Schedules-Narrative
For the Period: July 1, 2004 to July 31, 2004
Case Number: **03-2984WEE**

DISCUSSION

On June 25, 2004, the Court entered an Interim Order permitting the $182.5 million Replacement DIP provided by the New York-based lenders Citigroup Global Markets, Inc., an affiliate of Citigroup, Perry Principals Investments, LLC, an affiliate of Perry Capital and Värde Investment Partners, L.P., an affiliate of Värde Partners, Inc. The parties entered into the Replacement DIP on July 1, 2004, and the Court entered a Final Order approving the Replacement DIP on July 15, 2004. The Replacement DIP, which includes a $22.5 million revolving credit facility provided solely by an affiliate of Citigroup, replaced all of the Company's pre-petition and post-petition secured debt, a portion of which matured on June 30, 2004. The maturity of the Replacement DIP is the earlier of the Company's exit from bankruptcy or December 31, 2004, and the Company has the option to extend the maturity through June 30, 2005, under certain conditions.

For additional details please see the Company's form 10-k filed with the Security and Exchange Commission on September 28, 2004.